SUMMIT FINANCIAL GROUP, INC.

300 North Main Street

Moorefield, West Virginia 26836

February 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Envall

Re:	Summit Financial Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed on February 11, 2022
File No. 333-262451

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Summit Financial Group, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on February 11, 2022, or as soon as practicable thereafter.

We respectfully request that the Company be notified of such effectiveness by a telephone call or email to the Company’s counsel, Sandra M. Murphy of Bowles Rice LLP, who can be reached at (304) 347-1131 or smurphy@bowlesrice.com and that such effectiveness also be confirmed to the Company in writing.

Respectfully,

SUMMIT FINANCIAL GROUP, INC.

By:	/s/ H. Charles Maddy, III
Name: H. Charles Maddy, III
Title: President and Chief Executive Officer

cc:	Sandra M. Murphy, Bowles Rice LLP